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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          SPEEDCOM WIRELESS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    847703105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Peter A. Nussbaum
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 4, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------                        ----------------------------
CUSIP No.  847703105                                Page 1 of 11 Pages
----------------------------                        ----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
  NUMBER OF           --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      32,243,304
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                32,243,304
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            32,243,304
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  847703105                                Page 2 of 11 Pages
----------------------------                        ----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
  NUMBER OF           --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      32,243,304
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                32,243,304
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            32,243,304
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  847703105                                Page 3 of 11 Pages
----------------------------                        ----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
  NUMBER OF           --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      32,243,304
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                32,243,304
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            32,243,304
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  847703105                                Page 4 of 11 Pages
----------------------------                        ----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
  NUMBER OF           --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      32,243,304
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                32,243,304
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            32,243,304
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

         This Schedule 13D relates to the common stock, par value $0.001 per share, of Speedcom Wireless Corporation, a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer. S.A.C. Capital Associates, LLC ("SAC Capital Associates") holds 32,243,304 shares of Common Stock (the "SAC Associates Shares"). Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") and S.A.C. Capital Management, LLC ("SAC Capital Management") share investment and voting power with respect to the securities held by SAC Capital Associates. Accordingly, each of SAC Capital Advisors and SAC Capital Management may be deemed to be the beneficial owner of the SAC Associates Shares covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of SAC Capital Advisors and SAC Capital Management disclaims beneficial ownership of any of the securities covered by this statement.

         Steven A. Cohen ("Mr. Cohen" and, together with SAC Capital Associates, SAC Capital Advisors and SAC Capital Management, the "SAC Reporting Persons") controls each of SAC Capital Advisors and SAC Capital Management. Accordingly, Mr. Cohen may be deemed to be the beneficial owner of the SAC Associates Shares for purposes of Rule 13d-3 under the Exchange Act. Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 1.  Security and the Issuer

         This statement on Schedule 13D relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-1 under the Exchange Act. The Issuer's executive offices are located at 7020 Professional Parkway East, Sarasota, FL 34240.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of SAC Capital Associates, SAC Capital Advisors, SAC Capital Management and Steven A. Cohen.

         (b) The address of the principal business office of (i) SAC Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902,
(ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and
(iii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

         (c) SAC Capital Associates is a private investment limited liability company. The principal business of each of SAC Capital Advisors and SAC Capital Management is acting as investment manager to SAC Capital Associates and other affiliated private investment funds. The principal business of Mr. Cohen is to act as the Managing Member, President and Chief Executive Officer of SAC Capital Advisors.

         (d) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of SAC Capital Associates', SAC Capital Advisors' or SAC Capital Management's executive officers or members has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of SAC Capital Associates', SAC Capital Advisors' or SAC Capital Management's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 23, 2001, SAC Capital Associates purchased 1,608,854 shares of Series B Convertible Preferred Stock of the Issuer with its investment capital. These shares of Series B Convertible Preferred Stock are held in a commingled margin account. Such margin account is maintained at Spear Leeds & Kellogg, and may from time to time have debit balances. Since other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with respect to purchases these shares of Series B Convertible Preferred Stock.

         On February 4, 2004, SAC Capital Associates exchanged all 1,608,854 shares of Series B Convertible Preferred Stock for 32,243,304 shares of Common Stock of the Issuer at an exchange price of $0.12 per share pursuant to a Recapitalization Agreement, dated December 31, 2003 (the "Recapitalization Agreement"), among the Issuer, SAC Capital Associates and the other holders of Series B Preferred Stock named therein, which agreement is filed as an exhibit hereto.

Item 4.  Purpose of Transaction.

         The purpose of the acquisition by SAC Capital Associates of the Series B Convertible Preferred Stock and the subsequent acquisition of the shares of Common Stock reported herein was and is for investment purposes.

         The Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock, at any time. In any such case, the decision by the Reporting Persons s would depend upon a continuing evaluation of the Company's business, prospects and financial condition, the market for shares of Common Stock, other investment opportunities available to the Reporting Persons, general economic conditions, stock market conditions, availability of funds and other factors and future developments that the Reporting Persons may deem relevant from time to time. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

         Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any such matters, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Schedule 13D, each of the SAC Reporting Persons may be deemed to beneficially own 32,243,304 shares of Common Stock. As of the date of this Schedule 13D, these shares of Common Stock represented 28.1% of the shares of Common Stock outstanding as reported in the Issuer's annual report on Form 10-KSB for the fiscal year ended December 31, 2003.

         SAC Capital Advisors, SAC Capital Management, and Mr. Cohen own directly no shares of Common Stock of the Issuer. Pursuant to investment agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates. Mr. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

         (b) Each of the Reporting Persons shares voting and dispositive power over the SAC Associates Shares.

         (c) On February 4, 2004, SAC Capital Associates exchanged 1,608,854 shares of Series B Convertible Preferred Stock of the Issuer for 32,243,304 shares of Common Stock of the Issuer at an exchange price of $0.12 per share pursuant to the Recapitalization Agreement. Except for this transaction, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the knowledge of SAC Capital Associates, SAC Capital Advisors and SAC Capital Management, any of SAC Capital Associates', SAC Capital Advisors' or SAC Capital Management's executive officers or members.

         (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the SAC Capital Associates Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On June 11, 2001, the Issuer issued SAC Capital Associates warrants to purchase 146,667 shares of Common Stock at an exercise price of $2.50 per share (the "June Warrants"), and on August 23, 2001 issued SAC Capital Associates two warrants to purchase an aggregate of 1,687,084 shares of Common Stock at an exercise price of $2.50 per share (the "August Warrants").

         The SAC Associates Shares reported herein excludes an aggregate of 1,834,751 shares of Common Stock (subject to adjustment) issuable upon the exercise of the June Warrants and the August Warrants. Pursuant to the terms of the June Warrants, SAC Capital Associates does not have the right to exercise any of the June Warrants to the extent that, as a result of such exercise, the aggregate number of shares of Common Stock beneficially owned by it and its affiliates would exceed 9.99% of the outstanding shares of Common Stock of the Issuer following such exercise. Pursuant to the terms of the August Warrants, SAC Capital Associates does not have the right to exercise any of the August Warrants to the extent that, as a result of such exercise, the aggregate number of shares of Common Stock beneficially owned by it and its affiliates would exceed 4.99% of the outstanding shares of Common Stock of the Issuer following such exercise.

         On January 27, 2004, SDS Capital Group SPC, Ltd., filed amendment No. 1 to a statement on Schedule 13D reporting that SDS Capital Group SPC, Ltd., SDS Management, LLC and Steven Derby shared voting and dispositive power over 24,583,386 shares of Common Stock (the "SDS Shares"), representing 66.8% of the then outstanding Common Stock. SDS Management, LLC acts from time to time as an investment advisor to SAC Capital Associates; however, the Reporting Persons disclaim beneficial ownership of any of the SDS Shares.

         By virtue of the relationships among the Reporting Persons as described herein, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in a Schedule 13D or amendment hereto or thereto of any of the Reporting Persons, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

         Except as set forth herein (including the Recapitalization Agreement filed as an exhibit hereto), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be filed as Exhibits.

Exhibit 1 Recapitalization Agreement dated December 31, 2003 by and among the Issuer, SAC Capital Associates and the other holders of Series B Preferred Stock of the Issuer.

Exhibit 2  Warrant, dated June 11, 2001, issued by the Issuer to
           SAC Capital Associates.

Exhibit 3 Form of Warrant, dated August 23, 2001, issued by the Issuer to SAC Capital Associates.

                                   SIGNATURES


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.




Dated:  February 13, 2004

S.A.C. CAPITAL ADVISORS, LLC


By: /s/ Peter Nussbaum
   ---------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC


By: /s/ Peter Nussbaum
   ---------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC


By: /s/ Peter Nussbaum
   ---------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

STEVEN A. COHEN


By: /s/ Peter Nussbaum
   ---------------------------
Name:   Peter Nussbaum
Title:  Authorized Person